UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER DELIVERS 57 JETS DURING THE THIRD QUARTER OF 2009

This total includes 29 commercial, 27 executive, and one defense aircraft

São José dos Campos, October 9, 2009 – Embraer delivered 57 jets during the third quarter of 2009 (3Q09), 29 of which to the commercial aviation segment, 27 to executive aviation, and one to defense, representing an increase of 18.8% over the 48 jets delivered during the same period in 2008. So far, in 2009, Embraer has delivered 153 jets. On September 30, 2009, the Company’s firm order backlog totaled US$ 18.6 billion, or 6% less than the US$ 19.8 billion recorded on June 30, 2009.

Deliveries by Segment	3Q08	3Q09	Total 2009

Commercial Aviation	37	29	96
ERJ 145	1	1	4
EMBRAER 170	3	4	16
EMBRAER 175	12	3	9
EMBRAER 190	20	17	50
EMBRAER 195	1	4	17

Executive Aviation	9	27	54
Legacy 600	9	5	12
Phenom 100	-	22	41
Lineage 1000	-	-	1

Defense Market *	2	1	3
ERJ 135	-	-	-
ERJ 145	1	-	-
EMBRAER 190	-	1	1
Phenom 100	-	-	2
Legacy 600	1	-	-

TOTAL	48	57	153
*	Includes the delivery of executive jets configured to transport officials and aircraft delivered to State-owned companies.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 145 Family
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	708	25	697	11
Total - ERJ 145 Family	890	25	879	11

EMBRAER 170/190 Family
EMBRAER 170	194	96	164	30
EMBRAER 175	135	173	123	12
EMBRAER 190	436	447	251	185
EMBRAER 195	112	76	44	68
Total - EMBRAER 170/190 Family	877	792	582	295

TOTAL	1,767	817	1,461	306

Note: Deliveries and firm order backlog include orders for the defense segment placed by State-run airlines (Satena and TAME).

In the airline segment, the family of Embraer aircraft operators welcomed British Airways, from the United Kingdom, with the EMBRAER 170; Mozambique Airlines (LAM), with the EMBRAER 190; and Lufthansa CityLine, from Germany, with the EMBRAER 195. The 600th aircraft of the EMBRAER 170/190 E-Jets family was delivered to Lot Polish Airlines, thus increasing the family of operators to 49 in 34 countries.

The highlight of executive aviation was the growth in the number of deliveries of the Phenom 100 jet, for the third quarter in a row: two in 4Q08, six in 1Q09, 13 in 2Q09, and 22 in 3Q09, for a total of 43 aircraft. The aircraft was also certified for operation in Australia and went into service in Brazil. The network of authorized service centers continues to grow, with the addition of Starlink, in Canada, and Inflite, in the United Kingdom.

In the defense area, Embraer delivered the first EMBRAER 190 jet to the Brazilian government. The aircraft is configured especially for the use of the Presidency of the Republic and is operated by the Special Transportation Group (Grupo de Transporte Especial – GTE) of the Brazilian Air Force (Força Aérea Brasileira – FAB).

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

FIRM ORDER BACKLOG

September 30, 2009

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 135	108	108	-
American Eagle (USA)	40	40	-
British Midland (UK)	3	3	-
City Airline AB (Sweden)	2	2	-
ExpressJet (USA)	30	30	-
Flandre Air (France)	3	3	-
Jet Magic (Ireland)	1	1	-
Luxair (Luxembourg)	2	2	-
Pan Européenne (France)	1	1	-
Proteus (France)	3	3	-
Regional (France)	3	3	-
Republic Airways (USA)	15	15	-
South African Airlink (South Africa)	5	5	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 140	74	74	-
American Eagle (USA)	59	59	-
Republic Airways (USA)	15	15	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 145	708	697	11
Aerolitoral (Mexico)	5	5	-
Air Caraibes (Guadeloupe)	2	2	-
Alitalia (Italy)	14	14	-
American Eagle (USA)	118	118	-
Axon (Greece)	3	3	-
British Midland (UK)	9	9	-
British Regional Airlines (UK)	23	23	-
Brymon (UK)	7	7	-
China Southern (China)	6	6	-
China Eastern Jiangsu (China)	5	5	-
China Eastern Wuhan (China)	5	5	-
Cirrus (Germany)	1	1	-
ExpressJet (USA)	245	245	-
ERA (Spain)	2	2	-
Flandre Air (France)	5	5	-
GECAS (PB Air—Thailand)	2	2	-
Hainan (China)	25	14	11
KLM EXEL (Holand)	2	2	-
Lot Polish (Poland)	14	14	-
Luxair (Luxembourg)	9	9	-
Mesa (USA)	36	36	-
Nigeria (Nigeria)	1	1	-
Portugalia (Portugal)	8	8	-
Proteus (France)	8	8	-
Regional (France)	15	15	-
Republic Airways (USA)	60	60	-
Rheintalflug (Austria)	3	3	-
Rio Sul (Brazil)	16	16	-
Satena (Colombia)	3	3	-
Sichuan (China)	5	5	-
Skyways (Sweden)	4	4	-
Swiss (Switzerland)	25	25	-
Transtates (USA)	22	22	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	194	164	30
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	2	4
Cirrus (Germany)	1	1	-
ECC (Ireland) *	4	4	-
EgyptAir (Egypt)	12	12	-
ETA Star Aviation (India)	7	-	7
Finnair (Finland)	10	10	-
Gecas (USA)	9	9	-
JAL (Japan)	10	4	6
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Regional (France)	10	6	4
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
South African Airlink (South Africa)	2	-	2
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Blue (Australia)	6	6	-
Virgin Nigeria (Nigeria)	7	-	7

*	Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount and one to Satena.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	135	123	12
Air Canada (Canada)	15	15	-
Air Caraibes (Guadeloupe) *	1	1	-
Gecas (USA)	5	5	-
LOT Polish (Poland)	16	7	9
Northwest (USA)	36	36	-
Republic Airlines (USA)	54	54	-
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	3	2
Suzuyo (Japan)	1	-	1

*	Aircraft delivered by ECC Leasing: one to Air Caraibes.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	436	251	185
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	2	10
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Moldova (Moldova)	1	-	1
Azul (Brazil)	5	3	2
BA CityFlyer (UK)	5	-	5
Copa (Panama)	15	15	-
Finnair (Finland)	13	10	3
GECAS (USA)	24	24	-
Hainan (China)	50	16	34
JetBlue (USA)	104	44	60
JetBlue (USA) (Pre-Series 002 – ECC)	1	1	-
Jetscape (USA)	9	1	8
KLM (Holand)	17	7	10
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	15	-	15
M1 Travel (Lebanon)	8	6	2
NAS Air (Saudi Arabia)	10	1	9
Niki (Austria)	5	2	3
Regional (France)	10	10	-
Taca (El Salvador)	11	6	5
TAME (Ecuador)	3	3	-
US Airways (USA)	37	25	12
Virgin Blue (Australia)	18	14	4
Virgin Nigeria (Nigeria)	3	2	1
Undisclosed	2	1	1

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	112	44	68
Alpi Eagles (Italy)	10	-	10
Azul (Brazil)	31	5	26
BRA (Brazil)	20	-	20
Flybe (UK)	14	14	-
GECAS (USA)	7	7	-
Globalia (Spain)	12	5	7
Royal Jordanian (Jordan)	2	2	-
Lufthansa (Germany)	15	11	4
Montenegro (Montenegro)	1	-	1

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	6	6	-
EMBRAER 170	4	4	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
Jet Blue (USA)	1	1	-

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A.—NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2009, Embraer had a workforce of 16,986 employees – not counting the employees of its subsidiaries OGMA and HEAI – and its firm order backlog totaled US$ 18.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2009

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer